Exhibit 99.1

CONTACT: Kenneth G. Howling
Senior Vice-President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS THIRD-QUARTER 2006 FINANCIAL RESULTS

Total Revenues Up 12% to $290 Million;
U.S. GAAP Loss Per Share of $0.35;
EPS Excluding Specific Items of $0.83;
Company Reaches Third Tier of Supply Price for Wellbutrin XL®

TORONTO, Canada, November 9, 2006 — Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and nine-month periods ending September 30, 2006. To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference-call details at the end of this news release.

Total revenues for the three months ended September 30, 2006 were $289.6 million, compared with $258.1 million for the third quarter of 2005, an increase of 12%. Total revenues for the nine months ended September 30, 2006 were $762.9 million, compared with $647.9 million for the first nine months of 2005, an increase of 18%. In accordance with United States Generally Accepted Accounting Principles (GAAP), Biovail reported a net loss of $56.5 million in the third quarter of 2006, compared with net income of $101.7 million for the corresponding 2005 period. For the nine months ended September 30, 2006, net income was $88.6 million, compared with $116.5 million for the same period a year earlier. For the third quarter of 2006, Biovail reported a GAAP net loss per share of $0.35, versus earnings per share (EPS) of $0.64 for the third quarter of 2005. In the first nine months of 2006, GAAP EPS were $0.55, versus EPS of $0.73 for the first nine months of 2005.

Specific Items Affecting Third-Quarter Results

GAAP net income and EPS figures for the third quarter of 2006 were negatively impacted by a $147.0-million non-cash write-down of intangible assets, a $40.0-million charge related to a contract-loss contingency in the Wellbutrin XL® agreement with GlaxoSmithKline (GSK), and a $6.8-million charge related to a lost-profits provision in the Company’s agreement with Kos Pharmaceuticals, Inc. (Kos) pertaining to Cardizem® LA; partially offset by a $4.0-million gain related to the termination of the Athpharma agreement. These charges negatively impacted net income and EPS in the third quarter of 2006 by $189.8 million and $1.18, respectively. Net Income Excluding Specific Items and EPS Excluding Specific Items in the third quarter of 2006 were $133.3 million and $0.83, respectively. GAAP net income and EPS figures for the third quarter of 2005 were negatively impacted by $1.1 million and $0.01, respectively, as a result of a restructuring charge related to the May 2005 realignment of Biovail’s U.S. commercial operations.

Specific Items Affecting Year-To-Date Results

In addition to the items in the third quarter of 2006, GAAP net income and EPS figures for the first nine months of 2006 were impacted by an initial $4.5-million provision related to the contract-loss contingency in the GSK agreement. In aggregate, these items negatively impacted net income and EPS in the first nine months of 2006 by $194.3 million and $1.21, respectively. Net Income Excluding Specific Items and EPS Excluding Specific Items in the first nine months of 2006 were $282.9 million and $1.77, respectively. GAAP net income and EPS for the first nine months of 2005 were negatively impacted in the amount of $51.1 million and $0.32, respectively, as a result of a restructuring charge, a non-cash write-down of assets and the write-off of inventory related to the transaction with Kos in May 2005.

“Biovail once again executed against its business and financial objectives, achieving strong revenue growth and robust cash flows from operations, and ended the quarter with over $625 million in cash and equivalents,” said Biovail Chief Executive Officer Dr. Douglas Squires. “Recent litigation events, coupled with an ever-changing industry environment, have prompted a comprehensive review of the cost structure across all aspects of our organization. While the timing of commercial launch of a generic version of Wellbutrin XL® remains unknown and may not occur for some time, we nonetheless are acting quickly to implement a number of initiatives to reduce costs in 2007 and beyond. Our goal is to maximize our operational efficiency without sacrificing effectiveness, and to improve the overall competitive strength of Biovail.

“However, our commitment to research and development, a critical component of our long-term success, will not change. To this end, we are nearing completion of a comprehensive review of our research-and-development pipeline to ensure we focus our resources on the highest-value programs — both existing projects as well as several that have been recently identified.”

Third-Quarter 2006 Financial Performance

Product revenues for the third quarter of 2006 were $277.3 million, compared with $244.5 million in the third quarter of 2005, a 13% increase that reflects the strong performance of Wellbutrin XL®, Zovirax® and Biovail’s Legacy products, in addition to the February 2006 launch of Ultram® ER; partially offset by declines in Biovail Pharmaceuticals Canada (BPC) and the Company’s generic products, and the sale of Teveten to Kos in May 2005. Product revenues for the nine months ended September 30, 2006 were $728.1 million, compared with $609.5 million for the nine months ended September 30, 2005.

Product revenues for Wellbutrin XL® were $123.3 million in the third quarter of 2006, and $302.2 million in the first nine months of 2006, compared with $109.3 million and $216.5 million in corresponding periods in 2005, respectively. In the third quarter of 2006, Biovail entered into the third and highest tier of the tiered-pricing agreement with GSK. In September 2006, Wellbutrin XL® captured 59.7% of the new prescriptions written for the Wellbutrin brand (including generics).

Revenues for Biovail’s Zovirax® franchise were $27.8 million in the third quarter of 2006, and $81.3 million in the first nine months of 2006, representing increases of 22% and 19%, respectively, compared with $22.8 million and $68.2 million in the prior-year periods. Revenue increases reflect the implementation of price increases in 2006, in addition to a reduction in wholesaler inventory levels in 2005. Total prescription volume for the Zovirax® franchise increased 2% in the third quarter of 2006, compared with the third quarter of 2005. In the third quarter of 2006, Zovirax® Ointment and Zovirax® Cream held a combined 72.9% share of the topical herpes market, an increase of 5.2 percentage points in market share versus third-quarter 2005 levels.

Third-quarter 2006 revenues for BPC were $13.7 million, compared with $23.4 million in the prior year period. BPC revenues for the first nine months of 2006 were $53.0 million, compared with $72.1 million in the first nine months of 2005. The year-over-year decrease reflects the recent introduction of generic competition for Wellbutrin® SR and Tiazac®. Total prescription volume for Wellbutrin® SR and Tiazac® decreased 32% and 51%, respectively, in the third quarter of 2006 versus the comparable 2005 period. Partially offsetting this decline was the continued growth of Tiazac® XC, for which prescriptions increased 127% compared with the third quarter of 2005, and the strong performance of Wellbutrin® XL (launched April 2006), which captured 14.4% of bupropion prescriptions in the third quarter of 2006.

Launched in February 2006, Ultram® ER generated revenues of $18.6 million in the third quarter of 2006, and $34.6 million in the first nine months of 2006, which is net of a $7.2-million return provision related to the second-quarter 2006 recall of certain dosages of the product. In June 2006, Biovail resumed production and shipments of Ultram® ER, after the completion of the qualification and process validation of a new tablet printer.

In the third quarter of 2006, Cardizem® LA generated revenues of $21.5 million, compared with $17.3 million for the corresponding period in 2005. The increase reflects a $7.2-million positive cumulative adjustment related to price increases effected by Kos since May 2005. In the first nine months of 2006, Cardizem® LA generated revenues of $46.9 million, compared with $46.3 million in the first nine months of 2005. The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million and $11.3 million in the third quarter and first nine months of 2006, respectively, compared with $3.8 million and $6.3 million in the corresponding periods in 2005. In the third quarter of 2006, Biovail recorded a $6.8-million charge related to a lost-profits provision in the agreement with Kos, as a result of a manufacturing issue that has halted production of the lower-strength (120mg and 180mg) tablets of Cardizem® LA. Biovail anticipates a return to full production of these strengths in December 2006.

Biovail’s Legacy products generated revenues of $38.7 million for the third quarter of 2006, compared with $29.5 million in the third quarter of 2005, representing an increase of 31%. In the first nine months of 2006, Legacy products generated revenues of $110.9 million, compared with $98.4 million in the first nine months of 2005, an increase of 13%. This performance is largely attributable to higher sales of Cardizem® CD and Tiazac® (both branded and generic products), in addition to price increases implemented in 2006. Partially offsetting factors include the expected year-over-year declines in total prescription volumes for these mature products.

Product revenue for Biovail’s portfolio of generic products (distributed by a subsidiary of Teva Pharmaceutical Industries Ltd.) was $33.7 million in the third quarter of 2006, compared with

$42.3 million in the third quarter of 2005. The 20% decrease reflects lower sales of Diltiazem CD, partially offset by the January 2006 launch of an authorized generic of Tiazac® in Canada through Novopharm.

The Teveten line, divested in May 2005 to Kos, generated revenues of $6.5 million in the first nine months of 2005. Biovail no longer has an economic interest in Teveten.

Performance Summary

The following table summarizes Biovail’s product revenue performance in the third quarter and first nine months (YTD) of 2006:

($000s)	Q3/06	Q3/05	Change	YTD/06	YTD/05	Change
	Revenues	Revenues	(%)	Revenues	Revenues	(%)
Wellbutrin XL®	123,294	109,261	13	302,248	216,486	40
Zovirax®	27,765	22,770	22	81,337	68,175	19
Biovail Pharmaceuticals
Canada	13,695	23,354	(41)	53,002	72,076	(26)
Ultram® ER	18,581	—	—	34,572	—	—
Cardizem® LA	21,520	17,292	24	46,938	46,271	1
Legacy Products	38,683	29,517	31	110,941	98,441	13
Generics	33,727	42,261	(20)	100,108	101,522	(1)
Teveten	—	—	—	(1,058)	6,534	NM
Total Product Revenues	277,265	244,455	13	728,088	609,505	19

Research-and-development revenue decreased 26% and 31% in the third quarter and first nine months of 2006 to $5.7 million and $14.6 million, respectively, compared with the corresponding periods of 2005. The decreases reflect competitive pricing pressures and a lower level of clinical research and laboratory testing services provided to external customers by Biovail’s Contract Research Division.

Royalty and other revenue was $6.6 million in the third quarter of 2006 and $20.2 million in the first nine months of 2006, compared with $6.0 million and $17.2 million in the corresponding periods in 2005, respectively. The year-over-year increases reflect $1.0 million and $2.9 million in co-promotion revenue for Ultram® ER in the third quarter and first nine months of 2006, respectively.

Cost of goods sold for the third quarter of 2006 was $59.3 million, compared with $52.0 million in the third quarter of 2005. Gross margins based on product sales were 79% and 77% in the third quarter and first nine months of 2006, respectively, compared with 79% and 75% in the third quarter and first nine months of 2005. Gross margins in 2006 were favourably impacted by price increases, partially offset by costs associated with recent manufacturing issues. Gross margins in the first nine months of 2005 include a $4.9-million write-off of Cardizem® LA and Teveten inventory not purchased by Kos in May 2005.

Selling, general and administrative (SG&A) expenses for the third quarter of 2006 were $50.2 million, compared with $42.4 million in the third quarter of 2005. This increase reflects the inclusion of stock-based compensation costs in 2006 and higher legal expenses, primarily related to ongoing Wellbutrin XL® litigation. SG&A expenses for the first nine months of 2006 were $173.4 million, compared with $174.3 million in the first nine months of 2005, a modest decrease that reflects the May 2005 restructuring of the Company’s U.S. commercial operations, largely offset by higher legal expenses, the processing of the Ultram® ER recall, increased costs related to Sarbanes-Oxley compliance, information-technology infrastructure upgrades, the recent launches of Glumetza™ and Wellbutrin® XL in Canada, and the inclusion of stock-based compensation costs in 2006, the majority of which are recorded in SG&A expenses.

Research-and-development expenditures were $26.4 million for the third quarter of 2006 and $67.1 million for the first nine months of 2006, compared with $19.9 million and $62.1 million for the corresponding periods in 2005, respectively. These increases reflect increased activity within Biovail’s product-development pipeline, including the initiation of safety studies for BVF-146, a novel combination product (tramadol with an undisclosed non-steroidal anti-inflammatory drug, or NSAID) for the treatment of chronic pain; the submission of an NDA for BVF-033 (Biovail’s bupropion salt formulation); and the submission of an NDS for BVF-127 (once-daily tramadol hydrochloride) to the Canadian Therapeutic Products Directorate (TPD).

Amortization expense in the third quarter and first nine months of 2006 was $14.8 million and $44.5 million, compared with $15.4 million and $46.8 million, respectively, in the corresponding periods in 2005. The modest year-over-year decreases primarily reflect the divestiture of the Teveten products in May 2005.

Specific Items Affecting Operations

In the third quarter of 2006, Biovail recorded a non-cash write-down of assets in the amount of $147.0 million. This reflects a $132.0-million write-down of the Vasotec® product rights as a result of Kos’ decision in September 2006 to not proceed with, and Biovail’s subsequent termination of, the development of Vasocard™. In addition, upon a reassessment of the Canadian market opportunity for the product, Biovail reduced the carrying value of the Glumetza™ product rights by $15.0 million. Also in the third quarter of 2006, Biovail recorded an additional $40.0-million charge related to a contract-loss contingency provision in the Company’s agreement with GSK, as a result of a change in GSK’s sampling strategy for Wellbutrin XL®. Additionally, Biovail recorded a $6.8-million charge related to the lost-profits provision associated with the Cardizem® LA agreement with Kos, due to manufacturing issues with the lower doses (120mg and 180mg) of the product. Partially offsetting these amounts was a $4.0-million gain related to the July 2006 termination of the Athpharma agreement.

In the third quarter of 2005, Biovail recorded a $1.1-million restructuring charge related to the May 2005 realignment of the Company’s U.S. commercial operations. In the first nine months of 2005, Biovail incurred a $19.7-million restructuring charge, primarily related to severance costs associated with the May 2005 realignment. In addition, Biovail recorded a $26.6-million charge, primarily related to the write-down of the carrying value of the Teveten product rights to reflect their fair value at the date of disposition. Additionally, $4.9 million of Cardizem® LA and Teveten inventory not purchased by Kos was written off to cost of goods sold in the second quarter of 2005.

Specific Items impacting Net Income and EPS in the third quarter and first nine months of 2006 are outlined below.

Table 1. Reconciliation of U.S. GAAP EPS to EPS Excluding Specific Items

Dollar amounts expressed in thousands of U.S. dollars, except per share data

	Three Months Ended	Nine Months Ended
	September 30, 2006	September 30, 2006

GAAP Net Income (Loss)	(56,451)	88,629
GAAP Diluted EPS	$(0.35)	$0.55

Adjustments:
Write-down of Glumetza™ product rights	15,000	15,000
Write-down of Vasotec® intangible assets	132,000	132,000
Contract-loss contingency — GSK	40,000	44,500
Lost-profits provision — Kos	6,800	6,800
Gain on termination of Athpharma agreement	(4,000)	(4,000)
Total Adjustments	189,800	194,300
Diluted EPS Impact of Total Adjustments	$1.18	$1.21

Net Income Excluding Specific items	133,349	282,929
Diluted EPS Excluding Specific Items	$0.83	$1.77

Use of Non-GAAP Financial Measures

Net income excluding specific items (“Net Income Excluding Specific Items”) and earnings per share excluding specific items (“EPS Excluding Specific Items”) have been provided as Biovail believes they are useful measures for investors and management that facilitate, on an aggregate and on a per share basis, respectively, operating comparisons between periods. Net Income Excluding Specific Items and EPS Excluding Specific Items exclude the effects of non-cash write downs of certain intangible assets, charges related to contract-loss contingencies and lost-profits provisions in certain agreements, and gains on the termination of certain agreements. The items are excluded in the determination of such measures because they are non-cash in nature, expected to be non-recurring or otherwise not considered to be in the ordinary course of business. Such measures do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Net Income Excluding Specific Items and EPS Excluding Specific Items are not measures of performance under GAAP and should not be considered in isolation of or as substitutes for net income or earnings per share prepared in accordance with GAAP. Biovail has provided a reconciliation of Net Income Excluding Specific Items to GAAP net income and of EPS Excluding Specific Items to GAAP earnings per share above.

Balance Sheet & Cash Flow

At the end of the third quarter of 2006, Biovail’s cash balances were $629.5 million, with no outstanding borrowings under its revolving term credit facility. The Company’s debt-to-equity ratio was 0.3 at September 30, 2006, compared with 0.4 at December 31, 2005.

Cash flows from continuing operations were $81.4 million in the third quarter of 2006 and $286.9 million in first nine months of 2006, compared with $122.4 million and $278.5 million in the corresponding periods of 2005. The year-over-year decrease in the third quarter reflects changes in operating assets and liabilities; primarily higher accounts-receivable balances in 2006. Cash provided by operating activities before changes in operating assets and liabilities was $383.1 million in the first nine months of 2006, compared with $233.1 million in the same period of 2005.

Net capital expenditures in the third quarter of 2006 amounted to $6.5 million, compared with $12.9 million in the third quarter of 2005. The decrease reflects the recent completion of the expansion of the Company’s Steinbach manufacturing facility.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, November 9, 2006, at 8:30 a.m. EST for Company executives to discuss 2006 third-quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, www.biovail.com. To access the call live, please dial 416-340-8010 (Toronto and International callers) and 1-866-540-8136 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EST on Thursday, November 16, 2006, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3201838#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the timing of completion of the Company’s comprehensive pipeline review, the timing of commercial launch of a generic version of Wellbutrin XL® and the timing of the return to full production of lower-strength tablets of Cardizem® LA, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: a decrease in sales of Wellbutrin XL®, the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
REVENUE
Product sales	$277,265	$244,455	$728,088	$609,505
Research and development	5,691	7,647	14,551	21,216
Royalty and other	6,596	5,956	20,242	17,201
	289,552	258,058	762,881	647,922
EXPENSES
Cost of goods sold	59,332	51,991	170,480	152,964
Research and development	26,350	19,913	67,080	62,135
Selling, general and administrative	50,168	42,402	173,388	174,263
Amortization	14,824	15,443	44,473	46,818
Write-down of assets, net of gain on disposal	143,000	—	143,000	26,560
Contract loss contingencies	46,800	—	51,300	—
Restructuring costs	—	1,118	—	19,725
	340,474	130,867	649,721	482,465
Operating income (loss)	(50,922)	127,191	113,160	165,457
Interest income	7,577	2,386	18,889	3,676
Interest expense	(8,951)	(9,450	(26,460)	(27,921)
Foreign exchange gain (loss)	(250)	(1,462	561	(2,153)
Other expense	(205)	(271	(473)	(804)
Income (loss) from continuing operations before
provision for income taxes	(52,751)	118,394	105,677	138,255
Provision for income taxes	3,700	9,095	13,200	11,975
Income (loss) from continuing operations	(56,451)	109,299	92,477	126,280
Loss from discontinued operation	—	(7,636)	(3,848)	(9,778)
Net income (loss)	$(56,451)	$101,663	$88,629	$116,502

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.35)	$0.69	$0.58	$0.79
Loss from discontinued operation	—	(0.05)	(0.03)	(0.06)
Net income (loss)	$(0.35)	$0.64	$0.55	$0.73

Weighted average number of common shares outstanding (000s)
Basic	160,232	159,421	159,990	159,402
Diluted	160,232	159,583	160,015	159,491

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At	At
	September 30	December 31
	2006	2005
ASSETS
Cash and cash equivalents	$629,500	$445,289
Other current assets	296,651	239,493
Long-term investments	59,228	66,421
Property, plant and equipment, net	221,209	199,567
Intangible assets, net	711,922	910,276
Goodwill	100,294	100,294
Other long-term assets	54,964	67,472
	$2,073,768	$2,028,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$273,164	$273,556
Long-term obligations	400,585	412,508
Other long-term liabilities	129,219	122,392
Shareholders’ equity	1,270,800	1,220,356
	$2,073,768	$2,028,812

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Nine Months Ended
	September 30
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$88,629	$116,502
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	79,324	74,984
Amortization and write-down of deferred financing costs	1,769	2,671
Amortization and write-down of discounts on long-term obligations	1,090	1,929
Stock-based compensation	12,640	—
Write-down of assets	147,000	26,560
Gain on disposal of intangible assets	(4,000)	—
Accrued contract loss contingencies	51,300	—
Loss from discontinued operation	3,848	9,778
Receipt of leasehold inducements	835	—
Equity loss	473	804
Other	167	(152)
Changes in operating assets and liabilities	(96,195)	45,413
Net cash provided by continuing operating activities	286,880	278,489
Net cash provided by (used in) continuing investing activities	(33,371)	46,978
Net cash used in continuing financing activities	(68,854)	(30,495)
Net cash used in discontinued operation	(558)	(2,775)
Effect of exchange rate changes on cash and cash equivalents	114	206
Net increase in cash and cash equivalents	184,211	292,403
Cash and cash equivalents, beginning of period	445,289	34,324
Cash and cash equivalents, end of period	$629,500	$326,727